Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, MN 55344

VIA EDGAR	October 11, 2006
Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed August 29, 2006
File No. 333-136972
Dear Ms. Richter:
     We are providing an EDGAR transmission of Pre-Effective Amendment No. 1 to the above-referenced registration statement (“Amendment No. 1”) pursuant to the Securities Act of 1933, as amended. We are also responding to the comments presented in the letter from Tangela Richter, dated September 28, 2006. For convenience, each response is preceded by the related staff comment, each of which is presented in boldface type.
Form SB-2
General
1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).

The Company notes the Staff’s comment and has made appropriate revisions throughout Amendment No. 1.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

All of the artwork, graphics and accompanying captions which the Company intends to include in the preliminary prospectus to be printed and distributed were included in the initial filing of the Registration Statement.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

3.	Please file all omitted exhibits and all material contracts, including the Agreement with Marshall Special Assets Group, Inc. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.

The Company has refiled Exhibit 10.11 to present the information set forth in Attachment I to the Strategic Partnership Agreement, dated May 28, 2004, between the Company and The Marshall Special Assets Group, Inc., as amended, which was inadvertently omitted from the initial filing of the Registration Statement. The Company has refiled Exhibit 10.19 to include the signature of the Guarantor to the Commercial Guaranty by and between the Company, Signature Bank and Michael J. Hopkins, dated November 2, 2004, which was inadvertently omitted from the initial filing of the Registration Statement. The Company has refiled Exhibit 10.22 to include a description of the information set forth in Exhibit B to the Lease by and between Dennis P. Dirlam and the Company, dated April 18, 2006, which was inadvertently omitted from the initial filing of the Registration Statement. The Company has refiled Exhibit 10.23 to include Exhibit B and Schedule 2.1 to the Sale and Purchase Agreement between Sealy Corporation and the Company, which were not included in the initial filing of the Registration Statement. The Company is filing with the SEC under separate cover a Freedom of Information Act Confidential Treatment Request for the confidential portions of Exhibit B and Schedule 2.1 to Exhibit 10.23.

4.	Please avoid duplicative disclosure throughout the filing. In this regard, we note your disclosure under “Business Strategy” on pages 1 and 30. Please revise.

Among other instances in which the Company has sought to minimize duplicative text, the Company has revised the disclosure on page 30 which was previously a copy of the disclosure under “General” on page 1.
Cover Page
5.	Please revise to condense into one statement the two statements referring to the underwriter’s option to purchase up to 675,000 additional shares.

The Company has revised the disclosure.
Prospectus Summary
6.	Provide balanced disclosure identifying the positive as well as the negative aspects of your business or inhibit disclosure about your strategic plans and competitive advantages.

The Company has added a subsection captioned “Our Competitive Challenges” to the Prospectus Summary.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

7.	To the extent practicable, simplify your discussion throughout this section, avoiding terms with which the reader may not be familiar or which may require lengthy definition. In this regard, it is not clear exactly what your business does. Please revise accordingly.

The Company has revised the Prospectus Summary to simplify and clarify the disclosure and to give the investor a better understanding of what the Company does. In particular, the Company has provided the meaning of digital signage, contrasted digital signage to static signage by providing concrete examples, and stricken the defined term “POP.”

8.	We note that you have included a list of customers for your products. Please disclose the basis for including the customers that you have selected. For example, you should indicate, if true, that they are your largest customers based on revenues. In this regard, please note that the inclusion of customers based on their name recognition is not appropriate.

We have removed the list of customers from the prospectus summary. While certain of these customers represent the Company’s largest customers based on revenue, this would not be true for all of them. Please note that the customer examples in the Business section of the prospectus are presented as examples of the different types of product installations and services the Company provides.
Risk Factors, page 6
9.	Avoid statements or clauses that may have the effect of mitigating the risks you present. In this regard, we note that the subheadings and the text of your risk factors include clauses, such as “even if,” “while we,” “if we are unable,” “we cannot be sure,” “we cannot predict,” “we cannot guarantee,” “we cannot predict,” and “we cannot assure.”

The Company has revised the disclosure as requested.

10.	Please revise the following subheadings to clearly describe the risks associated with the facts you describe. Also note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected. Rather, discuss what the adverse effect may be:
•	“While we anticipate that, based on our current expense levels, the net proceeds from this offering will be adequate to fund...” on page 7;

•	“We depend on third party manufacturers, suppliers and service providers” on page 7;

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

•	“Reductions in hardware costs could adversely affect our revenues” on page 8; and

•	“If we are unable to successfully implement security measures protecting our...” page 10.
The Company has revised the disclosure as requested.

11.	We note your disclosure on page 44 indicating that your articles of incorporation provide that your “directors shall not be personally liable for monetary damages to” you or your shareholders for a breach of fiduciary duty. Please discuss how such limitation on the directors’ liability may impact your directors’ determinations with respect to your business and operations.

The Company believes that the existence of this conventional charter provision will not influence or otherwise affect directors’ determinations with respect to our business and operations.

12.	Please discuss how a default on your debt obligations might impact your financial condition and business. We note that you recently defaulted on a debenture that was issued to Spirit Lake Tribe.

Upon the closing of this offering, substantially all of the Company’s outstanding long-term debt, including the debenture issued to the Spirit Lake Tribe and all other outstanding convertible debt, will either be converted into common stock or paid off with the proceeds of this offering.
Our future success depends on key personnel and our ability to attract and retain additional personnel, page 8
13.	Please identify those persons you refer to as “key personnel.”

The Company has added the requested disclosure.
Use of Proceeds, page 16
14.	Please comply with Item 504 of Regulation S-B and specify how the proceeds of the debt being paid with the proceeds of this offering were used. Also disclose how you intend to use any offering proceeds remaining after the payment of your debt. It is not sufficient to state to that the proceeds were used or will be used for a general purpose.

The Company has revised the disclosure as requested.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

15.	Please disclose the reasons for conducting this offering, as required by Item 504 of Regulation S-B. In this regard, we note that you have allocated a portion of the proceeds for the payment of outstanding debt, but you do not have any specific plans for the remaining proceeds.

The Company has revised the disclosure as requested.
Capitalization, page 17
16.	In the capitalization table you present total common stock in the June 30, 2006 As Adjusted column as $8,743. The item discussed in the narrative as being presented within the As Adjusted column is the issuance of 8,333 shares of common stock in lieu of cash interest payable to the Spirit Lake Tribe. Given the transaction described, it is unclear how the amount of common stock issued increased from $8,460 in the June 30, 2006 Actual column, to $8,743 in the As Adjusted column. Please reconcile this difference within your disclosures and include any corresponding discussion.

The Company has revised the disclosure as requested.

17.	In addition, we note that the June 30, 2006 As Adjusted column reflects the issuance of 12% convertible bridge notes. Further, we note that you increased the current portion of the note payable balance as of June 30, 2006 by $314,466 to reflect this transaction. Tell us how you would recalculate this adjustment amount utilizing the information you have provided in the narrative discussion of the pro forma adjustments. Please revise your discussion to provide sufficient detail of the components of this adjustment amount.

The Company has revised the disclosure as requested.
Management’s Discussion and Analysis of Financial Condition..., page 21
Critical Accounting Policies and Estimates, page 21
Accounting for Stock-Based Compensation, page 23
18.	In the final paragraph of your discussion related to stock-based compensation, the last sentence appears to be incomplete. Please revise the disclosure to complete the sentence.

The Company has revised the disclosure to add language which had been inadvertently omitted from the initial filing.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Results of Operations, page 25
19.	We note your discussion provides limited insight into the underlying reasons for variances and guidance on whether or not the historical results of operations and cash flows are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. The discussion should also focus on any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on your liquidity or income from continuing operations. Revise your results of operations discussion where appropriate. Please refer to Item 303 of Regulation S-B and FRC Sections 501.12 and 501.13 for further guidance.

The Company has revised the disclosure as requested.
Liquidity, page 26
20.	Please disclose whether you have enough funds to meet your cash requirements for the next twelve months.

The Company has revised the disclosure to make it clear that the Company has enough funds to meet its cash requirements for at least the next twelve months.
Cost of Sales, page 27
21.	Please quantify each of the factors that contributed to the decrease in the cost of sales.

The Company has revised the disclosure as requested.

22.	You state that “...the cost of software incurred in the current period is presented in operating expenses.” Please disclose why you believe it is appropriate to include the costs of such items within operating expenses as compared to costs of sales. As part of your response, please address the requirements of Rule 5-03(b)(2) of Regulation S-X which explains that a company should separately state the costs associated with the revenues presented on a disaggregated basis.

The Company has revised the disclosure as requested.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Operating Expenses, page 27
23.	You explain that as a result of moving into new space you incurred higher costs for depreciation. Please tell us the amount of depreciation expense recorded in each of the line items for operating expenses and cost of sales for each period.

The Company has revised the disclosure to include the amount of change caused by depreciation. The depreciation expense for 2005 and 2004 was $178,155 and $51,430, respectively, or an increase of $126,725. Depreciation expense is classified in general and administrative expenses. There are minor capital expenditures associated with the development of our product.
Liquidity and Capital Resources, page 27
24.	We note your auditor’s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events, and management’s plans to address such conditions and events. Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

The Company has added disclosure relating to our ability to continue as a going concern.
Business, page 30
25.	Please provide the disclosure required by Item 101(a) of Regulation S-B.

The Company has added a paragraph under the heading “History” to provide the requested disclosure.

26.	We note the statement on page 7 that you “rely on third parties to manufacture and supply parts and components for [y]our products and provide order fulfillment, installation, repair services and technical and customer support.” Please identify the names of your principal suppliers, as required by Item 101(b)(5) of Regulation S-B. Also file as exhibit the contracts with such suppliers.

The Company has added a paragraph under the heading “Our Suppliers” to provide the requested disclosure.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Industry Background, page 31
27.	Please identify any sources you reference to support assertions about your business or operations. Also confirm that such sources are publicly available for a de minimis amount.

The Company has revised the disclosure as requested.
Our Customers, page 34
28.	Please disclose whether any of the identified customers account for more than 10 percent of your revenues and, if so, specify the percentage of revenues such customer accounts for.

The Company has revised the disclosure as requested.
Agreement with Marshall Special Assets Group, Inc., page 39
29.	We note that you entered into this agreement in May 2004. Please disclose whether you have received any payments pursuant to this agreement since October 2004.

The Company has added the requested disclosure.
Intellectual Property, page 40
30.	Please disclose whether you have entered into any licensing agreements and, if so, describe the material terms of such agreements.

The Company has added the requested disclosure.
Competition, page 40
31.	If practicable, please disclose your competitive position among the identified competitors.

The Company has added the requested disclosure.
Management, page 42
32.	Please disclose Mr. Thomas J. Moudry’s place of employment between July 2003 and June 2005.

Mr. Moudry has held various positions at Martin Williams since July 2003. This fact has been clarified in Amendment No. 1.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Management, page 42
Executive Compensation, page 45
33.	Within the table of Option Grants in Last Fiscal Year, you present a warrant granted to Mr. Ebbert to purchase 27,778 common shares at an exercise price of $0.09 per share. Please tell us if you recognized any compensation expense in conjunction with the granting of this warrant. If not, please tell us the reasons why, including any applicable accounting literature you used to support your position.

We applied the following definition of measurement date from APB 25, paragraph 10(b):

The measurement date for determining compensation cost in stock option, purchase, and award plans is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any. That date for many or most plans is the date an option or purchase right is granted or stock is awarded to an individual employee and is therefore unchanged from Chapter 13B of ARB No. 43. However, the measurement date may be later than the date of grant or award in plans with variable terms that depend on events after date of grant or award.

The Company deemed the measurement date of these warrants to be July 1, 2003, which is the date of Mr. Ebbert’s employment agreement that granted him the warrants. The warrant document was inadvertently not issued until January 2005. Given the measurement date and the value of the stock at the time ($0.09 per share), the warrants were considered to have no value and no compensation expense was recognized.

34.	We note that you awarded the named executive officers warrants that are not included in the Summary Compensation Table. Please discuss the reasons for awarding the warrants. If the warrants were awarded in compensation for services provided to you, tell us why the warrants were not included in the compensation table.

The warrants granted to Mr. Mack and Mr. Ebbert to purchase 21,667 shares and 15,000 shares respectively were granted in compensation for services provided to us. The Company has included these warrants in the Summary Compensation Table in Amendment No. 1. These warrants were granted subject to shareholder approval, and as such are not currently exercisable. The Company anticipates that it will seek shareholder approval of these warrant grants after the closing of this offering.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Certain Relationships and Related Party Transactions, page 49
35.	Please disclose whether the factoring agreement entered into with Barry W. Butzow and Stephen E. Jacobs was on terms no less favorable than could have been obtained from an unaffiliated third party.

The Company has added the requested disclosure.
Description of Capital Stock, page 57
Warrants, page 59
36.	You explain that your warrants are currently exercisable at prices ranging from $0.09 to $56.25. We are unable to locate a discussion of warrants issued with an exercise price of $56.25. This price range is also inconsistent with the disclosures provided in Notes M and N to your financial statements. Please revise the range of exercise prices to the extent necessary, or include a discussion of the warrants issued with an exercise price of $56.25, and correct the tables presented in Notes M and N of the financial statements.

The warrant exercise price of $56.25 per share relates to warrants issued with an initial exercise price of $1.25 per share. The $56.25 reflects the initial exercise price of $1.25 adjusted for subsequent share combinations (reverse stock splits) of 1-for-5, 1-for-6 and 2-for-3 in accordance with the terms of such warrants.
Underwriting page 63
37.	Please disclose the conditions that must be satisfied to trigger the underwriter’s obligation to purchase the securities.

The prospectus has been amended to disclose that the Underwriter’s obligation to purchase the 4,500,000 shares of the Company’s common stock is subject to, among other things, the Underwriter’s receipt of a comfort letter in customary form from our independent registered accounting firm, opinion letters from our legal counsel and legal counsel to the Underwriter, lock-up agreements from our directors, officers and holders of our common stock and securities convertible our common stock and closing certificates customary for initial public offerings.

38.	Please explain the meaning of the term “non-accountable expense.”

The disclosure under “Underwriting — Commissions and Expenses” has been revised to explain the meaning of the term “non-accountable expense.”

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Financial Statements, page F-1
Statements of Cash Flows, page F-9
39.	We note that you present a line item within the reconciliation of net loss to net cash used in operating activities titled “Issuance of Warrants for Short-Term Borrowings — Related Parties.” Please tell us the nature of the transactions that are included within this line item, and why you believe they are appropriately presented as a reconciling item in the statements of cash flows.

The transactions included in this line are related to warrants issued to related parties for the factoring agreement discussed on page 51 and in Note G to the financial statements. Since the warrants were issued pursuant to demand borrowings, we expensed the value of the warrants, calculated with the Black Scholes model, at the time of issuance. To appropriately reflect cash flows, we added back the non-cash expenses to net loss to arrive at cash used in operations.
General
40.	We note you raised capital through the issuance of convertible notes with shares of common stock and warrants to purchase common stock. We further note the shares of common stock and warrants carry registration rights. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded and freestanding conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for the warrants you have issued and any embedded derivatives. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf
FAS133 and EITF 00-19 analysis of the conversion feature related to our convertible debt:

The Company believes SFAS 133 does not apply given the attributes discussed in section 9 of SFAS 133 below. Since none of the attributes are true, the Company believes these notes are not derivatives. (Responses are inserted after SFAS 133 text in brackets):

9. Net settlement. A contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

a. Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract. [FALSE — the Company is required to deliver stock upon notification of conversion from note holder.]
b. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract. [FALSE — there is no market mechanism to facilitate net settlement of the shares delivered.]
c. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash 5 or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption—an option to require delivery of a swap contract, which is a derivative. [FALSE — private stock is not readily convertible into cash.]
The Company believes it has no post-IPO accounting issues related to derivatives under SFAS 133 for the convertible debt instruments. All of the above discussed convertible debt instruments automatically convert to common stock upon completion of the IPO. The Company has already provided disclosure of this event in the notes to the financial statements.
Analysis of Warrants Under EITF 05-4 and EITF 00-19:
We reviewed EITF 05-4, The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, to determine whether or not the registration rights of our warrants should be combined with the accounting for our warrants, or accounted for as a stand alone contract. Based on the facts and circumstances, we have accounted for the registration rights agreement separate from our warrants under View C of EITF 05-4. The agreements pursuant to which the warrants are issued are separate from the registration rights agreement, the conversion of the warrants is not dependent on the registration of common shares issued as a result of the warrant exercise, and according to DIG K-1, these agreements do not meet the combining criteria as they relate to different risks. As a result, we are not required to account for the

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

warrants as a derivative. In addition, we analazed paragraphs 19-32 of EITF 00-19 as follows:
•	We have analyzed paragraph 19 and concluded that we have sufficient authorized and unissued shares of capital stock available to settle the contract after considering all other commitments that may require the issuance of shares of capital stock during the maximum period the derivative contract could remain outstanding.

•	We have analyzed paragraphs 20 through 24 and determined that our contracts contain an explicit limit on the number of shares of capital stock to be delivered in a share settlement.

•	We have analyzed paragraph 25 and noted that our contracts do not require cash payments to the counterparty in the event we fail to make timely filings with the SEC.

•	We reviewed paragraph 26 and noted that our contracts do not require cash payments to the counterparty if the shares of capital stock initially delivered upon settlement are subsequently sold by the counterparty and the sale proceeds are insufficient to provide the counterparty with full return of the amount due.

•	We have analyzed paragraphs 27 and 28 concluded that our contracts do not require net-cash settlement in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares of capital stock.

•	We have analyzed paragraphs 29 and 31 and have noted our contracts do not have provisions that indicate that the counterparty has rights that rank higher than those of a stockholder of the capital stock underlying the contract.

•	We have reviewed paragraph 32 and noted that there is no contractual requirement to post collateral at any point or for any reason related to the conversion features of the convertible preferred stock or convertible debt and the warrants issued in connection with these instruments.
We have reviewed our disclosures and have determined on a go forward basis we will add Note A13 — Registration Rights Agreement to the updated F-Pages and have updated our disclosures to include a discussion of the registration rights agreements.
     Note A — Summary of Significant Accounting Policies, page F-11

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

2. Cash and Cash Equivalents, page F-12
41.	You explain that you classify deposits and other liquid investments with original maturities of six months or less as cash equivalents. The guidance provided in paragraph 8 of SFAS 95 explains that generally, only investments with original maturities of three months or less qualify as cash equivalents. Please tell us why you believe your investments with original maturities of greater than three months qualify as cash equivalents.

The Company only had cash balances with immediate liquidity at all balance sheet dates presented. The financial statement disclosure has been revised to make reference to such three month maturity to comply with paragraph 8 of SFAS 95. There were no changes to cash and cash equivalents balances in the financial statements.
3. Accounts Receivable, page F-12
42.	We note from your disclosure on page 51 that you entered into a factoring agreement whereby you agreed to assign and sell certain receivables to related parties. Please expand your policy discussion to provide the applicable disclosures required by SFAS 140. In addition, within the discussion on page 51, refer the reader to where they may find more information regarding the accounting treatment applied to the receivable sales.

The Company has added additional disclosure on page 51 to direct readers to the financial statements footnote and additional disclosure detailing the requirements of SFAS 140 to Note G.
Note B — Concentration of Credit Risk, page F-18
43.	We note that you have combined the sales of your major customers and reported total percentages of sales amounts for the years ended December 31, 2005 and 2004 and the interim periods ended June 30, 2005 and 2006. Please comply with paragraph 39 of SFAS 131 and disclose the percentage of sales from each major customer.

Sales by customer and receivables by customer in table format are added to note B of the financial statements.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Note C — Inventories, page F-18
44.	We note your inventory balance as of December 31, 2004 includes costs for software licenses. Please tell us and disclose the nature of the costs included within software licenses, how those licenses were used by you, and how you obtained them.

The Company has added disclosure to Note C of the financial statements discussing that the licenses were purchased from an unrelated vendor for resale to the Company’s customers.
Note E — Other Assets, page F-19
45.	We note your discussion of the items included within deferred financing costs. However, we are unable to locate a discussion related to the warrant to purchase 16,667 shares issued as consideration for Mr. Butzow’s personal guarantee of the business loan with Signature Bank, as discussed on page 50. Please revise the disclosure to include all material items within deferred financing costs, or tell us why the costs related to the warrant issued is not included within deferred financing costs.

The Company expensed the value of the warrants issued for Mr. Butzow’s guarantee. At December 31, 2004, the term of the note was less that one year and the value of the warrants calculated under the Black Scholes model was approximately $4,000. The Company deemed this amount immaterial and as such the costs related to the warrant issued were not included within deferred financing costs.
Note F — Bank Lines of Credit and Notes Payable, page F-20
Short-Term Note Payable — Shareholder, page F-20
46.	You explain that as a result of the extension of the note payable, the terms of conversion were adjusted, and you will record the costs of the induced conversion when the debt is converted. As discussed in the remainder of the document, we note your intention to record the costs of other induced debt conversions when the debt is converted.

Paragraph 4 of SFAS 84 explains that the fair value of the consideration given in the induced conversion shall be recognized as of the date the inducement offer is accepted by the convertible debt holder, which is normally the date the debt is converted, or when the parties enter into a binding agreement to do so.

As the offer of induced conversion has been accepted by the debt holders, please tell us why you have determined deferring recognition of these costs is appropriate.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Also tell us how you intend to record the debt inducement costs in your financial statements.

Paragraph #2 of SFAS 84 states:
2. This Statement applies to conversions of convertible debt to equity securities pursuant to terms that reflect changes made by the debtor to the conversion privileges provided in the terms of the debt at issuance (including changes that involve the payment of consideration) for the purpose of inducing conversion. This Statement applies only to conversions that both (a) occur pursuant to changed conversion privileges that are exercisable only for a limited period of time and (b) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted. The changed terms may involve reduction of the original conversion price thereby resulting in the issuance of additional shares of stock, issuance of warrants or other securities not provided for in the original conversion terms, or payment of cash or other consideration to those debt holders who convert during the specified time period. This Statement does not apply to conversions pursuant to other changes in conversion privileges or to changes in terms of convertible debt instruments that are different from those described in this paragraph.
In accordance with 2(b), the issuance of the equity securities will not take place until the completion of the IPO. As a result, the debt inducement will not be recorded until the completion of the IPO. This is similar to Example #2 in SFAS 84. Additional disclosure has been added to Note F reflecting the above.
Bridge Notes Payable, page F-21
47.	We note you issued bridge notes in March, July and August of 2006 and recorded beneficial conversion features in conjunction with the issuances of these notes. Please provide us your calculations of the beneficial conversion feature amounts at the date of issuance of the notes, along with any necessary discussion to make the calculations understandable. In addition, please clarify within your disclosures why you will record additional amounts related to the beneficial conversion features if and when your initial public offering is completed.

Please see attached exhibits for details of calculation. Exhibit A relates to the March 2006 bridge offering. Exhibit B relates to the bridge offering from July and August 2006.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Note G — Short Term Notes Payable — Related Parties, page F-21
48.	We note your disclosure in which you explain the related parties were issued 33,332 shares of common stock valued at $7.20 per share as consideration for entering into these agreements. Please disclose how you determined the fair value of the shares issued.

The Company has added the requested disclosure to Note G that the $7.20 per share price was based on the then current offering price of the Company’s common stock.
49.	We also note from pages F-24 and F-28 that as consideration for entering into the bridge notes, related parties were issued shares of common stock valued at $1.80 per share. Please disclose how the fair value of these shares was determined, and why the value is significantly below the shares issued as discussed above.

The Company has added the requested disclosure to Notes J and K that the $1.80 per share price was based on an internal valuation of the Company’s common stock in the absence of market transactions.
50.	We also note that these agreements matured in March 2006, were extended through July 2006, and in August 2006 were subsequently converted into bridge notes. Please tell us whether the extension of the notes and the subsequent conversion to bridge notes was considered a modification of the terms of the notes, or as an exchange of debt instruments. Please provide us the analysis you performed under the guidance in EITF 96-19 for all notes whose terms were modified during the periods presented.

This discussion is about two notes totaling $600,000. The Company treated each renewal as a legal extinguishment. Prior to renewal, the Company evaluated the fair value of the debt and the book market value of the debt — each was equal to $600,000. As a result, no gain or loss was recorded on extinguishment. At inception of the new note, we applied the provisions of APB 14 and allocated the fair value between debt and equity given as consideration for renewal.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

Short Term Borrowings — Related Parties, page F-22
51.	You explain that these borrowings are secured by specific accounts receivable balances, and the borrowings are due when those accounts receivable balances are paid. This transaction appears to be the same as that discussed on page 51, as the number of shares underlying the warrants issued to the counterparty is the same. However, the discussions of the transactions are different. The discussion on page 51 explains that the receivables are sold pursuant to a factoring agreement, whereas here the receivables are only securing borrowings made by the company. Please revise the applicable discussions so they are consistent. In addition, revise the disclosure to provide the amount of the borrowings secured by the accounts receivable.

The Company has revised the disclosure on page F-22 to make it consistent with the language on page 51.
Note H — Deferred Revenue, page F-23
52.	You explain that during 2004 you were required to refund the customer for unsold units; however, in 2006 you recognized the remaining deferred revenue as a result of the expiration of the agreement. It is unclear why you would recognize the remainder of the revenue if you were required to refund the customer for unsold units in a prior year. Please revise your disclosure to clarify these transactions.

The Company had additional performance requirements until the cessation agreement was signed in first quarter 2006 with the customer. The agreement outlined the final amounts due to the customer and released the performance requirements. The Company recognized the remaining deferred revenue in 2006 with the release of performance requirements. Additional disclosure was added to Note H to clarify the above information.
Note K — Long term Notes Payable — Related Parties, page F-27
Convertible Debenture Payable, page F-27
53.	As you state that you were “in violation with certain covenants, but [have] received a waiver for these violations through September 30, 2006”, expand your disclosure to explain the specific covenants you were in violation of, and the extent to which you expect to be compliant with such covenants in the future.

The Company has added disclosure to Note K indicating that the default waived was related to a requirement that the Company remain current on all principal and interest payments on any debt of the Company. The Company expects to be compliant in the

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

future with such requirements based on its operational cashflows and the proceeds of the IPO.
Note R — Subsequent Events, page F-35
54.	We note that in conjunction with the 12% convertible notes, you sold warrants to purchase 594,806 shares of common stock. Based on the assumptions presented in the disclosure, please revise your disclosure to also provide the fair value of the warrants issued.

The Company has added disclosure to Note R indicating the Black Scholes factors and value of the warrants of $989,659.
Other Expenses of Issuance and Distribution, page II-1
55.	Please provide estimates for all unknown amounts.
     If you have any questions in connection with the filing, please call me at (952) 224-8114 or Avron L. Gordon at (612) 977-8455.

Sincerely,
/s/ John A. Witham
John A. Witham
Executive Vice President and Chief Financial Officer

cc:	Avron L. Gordon, Esq.
Alec C. Sherod, Esq.

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

EXHIBIT A — BCF Calculation (March 2006 Bridge Note)

Common shares subject to beneficial conversion feature

Face value of debt	$2,775,000	A
Stated conversion rate	4.80	B

Shares converted at IPO at stated conversion rate	$578,125	C = A/B

Share calculation to determine beneficial conversion feature:

Face value of debt	$2,775,000	A
Fair value allocated to warrants	923,428	D

Fair value allocated to debt	1,851,572	E = A-D
Fair market value — March 2006 (measurement date)	4.50	F

Shares converted based on fair value	$411,460	G = E/F

Benefical conversion at debt inception:

Shares converted at IPO at stated conversion rate	$578,125	C
Shares converted based on fair value	411,460	G

Incremental shares	166,665	H = C-G
Fair market value — March 2006 (measurement date)	4.50	F

Beneficial conversion feature at debt inception	$749,991	I = H/F

Benefical conversion at IPO:

Face value of debt	$2,775,000	A
Projected conversion rate (80% of IPO price)	3.60	J

Shares converted at IPO at projected conversion rate	$770,833	K = A/J

Shares converted at IPO at projected conversion rate	$770,833	K
Shares converted at IPO at stated conversion rate	578,125	C

	192,708	L = K-C
Fair market value — March 2006 (measurement date)	4.50	F

Beneficial conversion feature to record at IPO	$867,188	M = L/F

Total beneficial conversion feature if IPO takes place (may not exceed value allocated to debt)	$1,617,178	N = I+M

Tangela Richter
Branch Chief
U.S. Securities and Exchange Commission
October 11, 2006

EXHIBIT B — BCF Calculation (March 2006 Bridge Note)

Common shares subject to beneficial conversion feature

Face value of debt	$2,974,031	A
Stated conversion rate	4.80	B

Shares converted at IPO at stated conversion rate	$619,590	C = A/B

Share calculation to determine beneficial conversion feature:

Face value of debt	$2,974,031	A
Fair value allocated to warrants	989,659	D

Fair value allocated to debt	1,984,371	E = A-D
Fair market value — July 2006 (measurement date)	4.50	F

Shares converted based on fair value	$440,971	G = E/F

Benefical conversion at debt inception:

Shares converted at IPO at stated conversion rate	$619,590	C
Shares converted based on fair value	440,971	G

Incremental shares	178,618	H = C-G
Fair market value — July 2006 (measurement date)	4.50	F

Beneficial conversion feature at debt inception	$803,782	I = H/F

Benefical conversion at IPO:

Face value of debt	$2,974,031	A
Projected conversion rate (80% of IPO price)	3.60	J

Shares converted at IPO at projected conversion rate	$826,120	K = A/J

Shares converted at IPO at projected conversion rate	$826,120	K
Shares converted at IPO at stated conversion rate	619,590	C

	206,530	L = K-C
Fair market value — July 2006 (measurement date)	4.50	F

Beneficial conversion feature to record at IPO	$929,385	M = L/F

Total beneficial conversion feature if IPO takes place (may not exceed value allocated to debt)	$1,733,167	N = I+M